Ecopetrol announces the dates for the presentation of its fourth quarter and full-year 2025 results report and conference call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on Wednesday, March 4, 2026, it plans to release its financial and operating results for the fourth quarter of 2025 and for the full year, after the market closes.

On Thursday, March 5, 2026, management plans to hold a virtual conference, with simultaneous transmission in Spanish and English at the following times:

Conference
09:00 a.m. Colombia Time
09:00 a.m. New York Time

To participate in the conference, please use the following link and select your preferred language for the broadcast:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-4t-2025/

Participants may ask questions via the platform once the call has begun.

The earnings release, presentation, webcast, and recording of the conference call will be available on Ecopetrol's website: www.ecopetrol.com.co

To ensure access, we recommend that you verify in advance that your browsers allow the webcast to operate normally and that you have the latest versions of Internet Explorer, Google Chrome, and/or Mozilla Firefox.

Bogotá, February 18, 2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co